UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-164370) and prospectus supplement filed with the U.S. Securities and Exchange Commission on October 12, 2010 of Paragon Shipping Inc. (the "Company").

The following table sets forth the capitalization of the Company as of December 31, 2010:

•	On an actual basis;

•	On an as adjusted basis giving effect to the following transactions which occurred between January 1, 2011 and March 2, 2011:

(i)	the scheduled bank debt repayments amounting to $6.8 million,
(ii)
the fourth quarter dividend of $0.05 per common share, declared on March 1, 2011 and payable on or about March 24, 2011 to shareholders of record as of the close of business on March 14, 2011, computed based on 59,306,997 common shares, representing the number of outstanding shares as of March 1, 2011, amounting to $3.0 million,

(iii)
the sale and issuance of 3,303,900 common shares pursuant to the Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co., as agent, dated October 12, 2010 (the "CEO Sales Agreement"), resulting in net proceeds of $10.5 million,

(iv)
the Company's obligation to issue 92,798 shares of common stock for no cash consideration to Loretto, representing 2% of the common shares issued under the CEO Sales Agreement in connection with the Company's obligation to maintain the aggregate number of shares issued to Loretto at 2%, including 26,720 shares of common stock granted to Loretto during the year ended December 31, 2010 and issued between January 1, 2011 and March 2, 2011, and

(v)	the issuance of 40,000 shares of common stock to employees of Allseas under our equity incentive plan.

•	On an as further adjusted basis to give effect to the following transactions:

(i)
the issuance and sale of the maximum remaining 8,625,100 common shares pursuant to the CEO Sales Agreement and the prospectus supplement, dated October 12, 2010, at an assumed offering price of $3.07 per share, which was the last reported closing price of our common shares on March 2, 2011, resulting in net proceeds of approximately $25.9 million, after deducting the estimated commission of 2% on gross proceeds, and

(ii)
the Company's obligation to issue 172,502 shares of common stock for no cash consideration to Loretto representing 2% of the maximum remaining common shares which are available to be issued under the CEO Sales Agreement in connection with the Company's obligation to maintain the aggregate number of shares issued to Loretto at 2%.

As of December 31, 2010, the Company had $34.8 million in cash and cash equivalents and restricted cash of $25.0 million. As of March 1, 2011, the Company had $46.7 million in cash and cash equivalents and restricted cash of $25.0 million.  On an "as further adjusted" basis as described above and taking into account the factors set forth below, cash and cash equivalents are approximately $69.6 million and restricted cash of $25.0 million. The "as further adjusted" basis takes into consideration the starting cash balance of March 1, 2011 and adjusts for the fourth quarter dividend estimated at $3.0 million, and the estimated net proceeds from the issuance of the maximum remaining shares outstanding pursuant to the CEO Sales Agreement of approximately $25.9 million, and does not take into consideration any scheduled loan repayments after March 1, 2011.

Other than these adjustments, there has been no material change in the Company's capitalization from debt or equity issuances, re-capitalizations or special dividends between January 1, 2011 and the date of this filing.

	As of December 31, 2010
Expressed in thousands of United States Dollars	Actual	As Adjusted	As Further Adjusted

Long-term debt, including current portion (1) (2) (4)….	$317,835	$311,065	$311,065

Shareholders' equity:

Preferred shares, $0.001 par value; 25,000,000 authorized, none issued, none outstanding	—	—	—

Class A common shares, $0.001 par value; 750,000,000 authorized, 55,870,299 issued and outstanding actual; 59,306,997 issued and outstanding as adjusted and 68,104,599 issued and outstanding as further adjusted (3)	56	59	68

Class B common shares, $0.001 par value; 5,000,000 authorized, none issued and outstanding	—	—	—

Additional paid-in capital	430,339	441,098	467,568

Retained earnings	60,077	56,896	56,367

Total shareholders' equity	490,472	498,053	524,003

Total capitalization	808,307	809,118	835,068
_________________
(1)	All of our indebtedness is secured.
(2)	Total debt does not include the fair value of the derivative liabilities, which was $5.4 million as of December 31, 2010.
(3)
Does not include an aggregate of 322,006 shares of common stock issuable upon the exercise of our outstanding warrants at an exercise price of $10.00 per share, which expire in November 2011, and upon the exercise of outstanding options, with an exercise price of $12.00 per share, issued pursuant to our equity incentive plan.

(4)	"As Further Adjusted" - Total Debt does not include any future amounts we may draw under an expected new credit facility for which we entered into a commitment letter on February 25, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: March 4, 2011	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer